UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
___________________

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023
OR
[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

    For the transition period from __________ to __________

Commission file number 1-278
A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
EMERSON ELECTRIC CO.
8000 W. Florissant Ave.
P. O. Box 4100
St. Louis, MO 63136

Supplemental Schedule - Page 12	Page 1 of 15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Emerson Electric Co. Employee Savings Investment Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Emerson Electric Co. Employee Savings Investment Plan (the “Plan”) as of September 30, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2023 and 2022, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The schedule of assets held (at end of year) as of September 30, 2023 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2020.

Chicago, Illinois
March 21, 2024

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	September 30
	2022	2023

Plan Interest in Master Trust (Note 8), at fair value	$2,970,787,976	2,977,805,791
Employer contributions receivable	4,246,691	3,437,432
Participant contributions receivable	3,144,782	2,759,895
Notes receivable from participants in Master Trust	13,828,023	10,530,506

Net assets available for benefits	$2,992,007,472	2,994,533,624

See accompanying Notes to Financial Statements.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended September 30
	2022	2023

Plan interest in Master Trust investment income (loss), net (Note 8)	$(722,740,175)	529,383,089
Interest income on notes receivable from participants	619,739	624,963
Transfers to other plans, net (Note 4)	(21,232,663)	(419,072,322)
Participant contributions	103,367,683	92,282,493
Rollover contributions	9,754,118	13,009,786
Employer contributions	45,836,185	43,979,455
Benefits paid to participants	(297,269,013)	(257,681,312)
Increase (decrease) in net assets available for benefits	(881,664,126)	2,526,152

Net assets available for benefits, beginning of year	3,873,671,598	2,992,007,472

Net assets available for benefits, end of year	$2,992,007,472	2,994,533,624

See accompanying Notes to Financial Statements.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

(1) DESCRIPTION OF PLAN
The following description of the Emerson Electric Co. (Emerson or the Company) Employee Savings Investment Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus, the Plan document and the Plan's summary plan description for additional information.
General
The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In general, any non-excludable employee of a Company business unit which participates in the Plan is eligible to participate. The Management Review Committee is responsible for oversight and administrative responsibility for the investment management and funding of the Plan.
Participant Accounts
The Plan maintains a separate account for each participant. Within the account, the participant's interest in each of the Plan's investments is recorded for participant contributions, Company contributions, and any dividends, investment earnings or losses.
Contributions
Eligible participants may generally elect to have up to 40% of compensation, in increments of 1%, contributed to the Plan, while highly compensated employees may be subject to further limits. Contributions may be made on a pre-tax, after-tax, or Roth basis, as elected by the participant and subject to certain ERISA and Plan limitations. New employees are automatically enrolled in the Plan after 45 days with an initial employee contribution rate of 6% of pre-tax eligible compensation.  These automatic contributions are invested in an age appropriate Vanguard Target Retirement Trust, unless any such participant makes an election to affirmatively opt out in accordance with procedures established by the Company. In addition, participants have the ability to set an automatic annual increase of their elective deferrals.

Eligible participants may receive Company matching contributions equal to a percentage of a portion of each participant's contribution. Additionally, certain participants who are not eligible for or are no longer accruing benefits in the Company’s principal U.S. defined benefit plan also receive a nonelective Company contribution and increased match each year in the Plan. Unvested Company contributions forfeited by terminated employees may be allocated to reduce future matching contributions or pay Plan expenses. Forfeitures of $2,824,485 and $2,515,241 were used to reduce Employer contributions in 2023 and 2022, respectively. Forfeitures used to pay Plan expenses were insignificant in both years. Net Assets Available for Benefits included unallocated forfeitures of $682,621 and $907,318 as of September 30, 2023 and 2022, respectively.
Vesting
Participant contributions and any related dividends, earnings and losses are always 100% vested. Company matching contributions, a one-time $1,000 contribution in 2018, and any related dividends, earnings or losses generally vest at the rate of 20% per year of service for the first 5 years for most employees. Thereafter, any matching contributions are fully vested. The nonelective Company contributions cliff vest after 3 years. All amounts fully vest upon attaining retirement age (age 55), or due to death, total and permanent disability, or termination of the Plan.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

Investment Options
Participants designate the portion of their total contribution to be invested in the various Plan investment funds in 1% increments. Participants may change their investment elections at any time, and transfer any part of an existing account balance to any other available investment fund, as permitted by Plan and fund policies. Transfers are made in 1% increments. A maximum of 6 transfers may be made per quarter. No advance notice is required for transfers. Certain restrictions exist on transfers into or out of the Emerson Common Stock Fund by the Company's executive officers.

For some participants, the Company’s matching contributions are invested according to the participant’s actual or default investment allocation for elective contributions. For other participants, the Company’s matching contributions are invested in the Emerson Common Stock Fund. Participants are allowed to immediately transfer any Company matching contributions to other funds offered in the Plan, subject to the number of allowed fund transfers within a quarter. The portion of participants’ total contribution allocated to the Emerson Common Stock Fund is limited to 20%. Additionally, participants are not able to complete investment exchanges or rollovers into the Emerson Common Stock Fund if the portion of their total account balance held in the Emerson Common Stock Fund exceeds 20%, or will after the transaction is completed.

Available mutual fund investments as of September 30, 2023 included the following: equity and equity index funds investing primarily in common stocks – Dodge & Cox Stock Fund, Primecap Odyssey Aggressive Growth Fund, Vanguard U.S. Growth Fund,  Vanguard Selected Value Fund, Vanguard Extended Market Index Fund, Vanguard Growth Index Fund, Vanguard Emerging Markets Stock Index Fund and Vanguard Value Index Fund; a fixed income index fund investing in a diversified portfolio of bonds – Vanguard Short-Term Bond Index Fund.  Collective funds and trusts, which are private, include the following: equity funds investing primarily in common stocks – Capital Group U.S. and International Equity Funds, Vanguard Institutional Total International Stock Market Index Trust and the Vanguard Institutional 500 Index Trust; balanced trusts investing in a mix of stocks, bonds and cash – the Vanguard Target Retirement Trusts ranging from 2020 to 2070 and the Vanguard Target Retirement Income Trust; fixed income trusts investing primarily in a diversified portfolio of bonds – Loomis Sayles Core Plus Fixed Income Trust and the Vanguard Institutional Total Bond Market Index Trust.  Participants may also invest in the JP Morgan 100% U.S. Treasury Securities Money Market Fund and the Emerson Common Stock Fund.  All funds may temporarily invest in cash and cash equivalents and also hold cash for liquidity.

Notes Receivable from Participants in Master Trust
Participants can borrow from the Plan at a rate of 1% over the Prime Rate on the date of borrowing as received by Vanguard from Reuters. Notes are secured by the balance in the participant’s account, with payment terms generally between one and four years. With certain exceptions, participants can borrow the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding note balance during the prior 12 months. Notes are not issued to participants who already have a note outstanding. Participant notes are valued at amortized cost plus accrued interest. Under ERISA guidelines, certain delinquent notes are deemed to be distributed for Internal Revenue Service (IRS) Form 5500 reporting.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

Benefit Payments
Upon a participant's retirement after age 55, death, disability or other termination of employment with the Company, the entire vested balance in the participant's account is available for distribution. Each participant's distribution under the Plan is payable as a lump sum, installments or other forms of payment retained from prior plans. Partial distributions (up to one per month) are permitted with a minimum amount of $100. Participants may elect to receive a lump sum distribution entirely in cash, or in a combination of cash and shares of Emerson common stock. Distribution of vested account balances of at least $5,000 may be deferred by separated employees until age 72 or 73, dependent on the date in which a participant reaches such age as is more fully described in the Setting Every Community Up for Retirement Enhancement (SECURE) 2.0 Act of 2022, at which time required minimum distributions under ERISA must begin.

Participants who are actively employed by the Company may withdraw all or a portion of their after-tax contributions, vested matching contributions that have been in the Plan at least two years, and amounts transferred or rolled-over from another plan qualified under Section 401 of the Internal Revenue Code (the Code). If a participant is at least age 59½, all contributions in the Plan can be withdrawn. Roth 401(k) withdrawals must fulfill the five year participation period.
Actively employed participants may request, subject to approval, a withdrawal of all or a portion of their pre-tax contributions subject to demonstration of substantial financial hardship. If, prior to December 31, 2020, a participant requested a coronavirus-related distribution of up to $100,000 under the Coronavirus Aid, Relief, and Economic Security (CARES) Act enacted in March 2020, the Plan permits repayment of such distributions for up to three years following such distribution in accordance with the CARES Act.
(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefit payments are recorded when paid as all assets are available to pay benefits.
Investment Valuation and Income Recognition
See Notes 8 and 9 regarding investments in the Master Trust.
Risks and Uncertainties
The Plan invests in securities and mutual funds which are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that significant changes in the values of investment securities could occur in the near term. Such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
Operating Expenses
Administrative expenses are paid solely by the Plan participants.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

(3)TAX STATUS
The IRS has determined, and informed the Company by a letter dated May 16, 2017, that the Plan and its related trust are designed in accordance with applicable sections of the Code. Plan amendments have been made subsequently which were not specifically covered by the 2017 letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore remains tax qualified. As of September 30, 2023 and 2022, there are no uncertain tax positions.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
(4)TRANSFERS TO OR FROM OTHER PLANS
During 2023, net assets of $39,246,840 and $381,407,708 were transferred out of the Plan related to the divestiture of the InSinkErator and Climate Technologies businesses, respectively.
During 2022, net assets of $17,692,440 were transferred out of the Plan related to the divestiture of Therm-O-Disc.
Also during 2022, net assets of $11,448,158 were transferred out of the Plan related to the transfer of Paradigm to Aspen Tech of which Emerson Electric Co. is a majority shareholder.
In 2023 and 2022, certain participant accounts were transferred to or from other Company sponsored benefit plans, as those participants transferred from one Company business unit to another.
(5)RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain investments in the Master Trust, including some mutual funds and collective funds, are managed by Vanguard, the Plan’s trustee and recordkeeper. Additionally, the Company is the Plan sponsor and the Emerson common stock is an investment option. These transactions qualify as “party-in-interest” transactions and are allowed under ERISA regulations.
(6)PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.
(7)RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500
Following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Plan’s IRS Form 5500.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

	September 30
	2022	2023

Net Assets Available for Benefits per the financial statements	$2,992,007,472	2,994,533,624
Participant notes deemed distributed, end of year	(510,811)	(640,718)
Amount allocated to withdrawing participants	—	(77,033)

Net Assets Available for Benefits per IRS Form 5500	$2,991,496,661	2,993,815,873

Following is a reconciliation of benefits paid to participants per the financial statements to the Plan’s IRS Form 5500.

	Year Ended September 30
	2022	2023

Benefits paid to participants per the financial statements	$297,269,013	257,681,312
Participant notes deemed distributed, end of year	510,811	640,718
Participant notes deemed distributed, beginning of year	(541,146)	(510,811)
Amount allocated to withdrawing participants, end of year	—	77,033
Amount allocated to withdrawing participants, beginning of year	(353,538)	—

Benefits paid to participants per IRS Form 5500	$296,885,140	257,888,252

Amounts are allocated to withdrawing participants on IRS Form 5500 for benefit claims that have been processed and approved for payment, but not yet paid as of September 30, 2023 and 2022.

(8)MASTER TRUST
All of the Plan’s investments are held in a Master Trust, consisting of the Plan and other defined contribution plans of Emerson Electric Co. and subsidiaries. All Plan income or loss is derived from Master Trust investment appreciation or depreciation and investment income (interest and dividends). Net appreciation/depreciation includes the gains and losses on investments bought and sold as well as held during the year.
Each participating plan’s interest in the assets of the Master Trust is based on participant account balances. Additionally, notes receivable from participants are included in the Master Trust. Master Trust investment income and expenses are allocated to participating plans based on respective balances.
The Plan’s investments in the Master Trust are stated at fair value. The fair values of mutual funds and Emerson common stock are based on quoted market prices in active markets. Money market funds are stated at cost, which approximates fair value. Investments measured using the net asset value (NAV) as a practical expedient are primarily collective funds and trusts where the underlying securities have observable prices available from active markets. There are no redemption restrictions or unfunded commitments related to these investments. The cost basis of investments held under the Plan is determined using the average cost method of accounting.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

The following table presents the fair values of all investments in the Master Trust and the Plan's interest in the Master Trust balances.

	Year Ended September 30, 2023
	Master Trust Balances	Plan's Interest in Master Trust Balances

Mutual funds	$1,099,227,316	734,731,641
Collective funds and trusts	3,215,192,017	1,762,555,685
Emerson Common Stock Fund	526,638,941	345,776,285
Money market funds	263,870,529	134,742,180

Total investments at fair value	$5,104,928,803	2,977,805,791

	Year Ended September 30, 2022
	Master Trust Balances	Plan's Interest in Master Trust Balances

Mutual funds	$1,049,153,773	717,740,148
Collective funds and trusts	3,206,527,460	1,779,311,236
Emerson Common Stock Fund	462,708,947	311,627,831
Money market funds	301,974,435	162,108,761

Total investments at fair value	$5,020,364,615	2,970,787,976

Investment income for the entire Master Trust follows.

	Year Ended September 30
	2022	2023

Net appreciation (depreciation) in fair value of investments	$(1,308,017,489)	779,322,217
Dividends and Interest, net of fees	107,451,762	72,432,772

Total Master Trust investment income (loss)	$(1,200,565,727)	851,754,989

Plan’s share of Master Trust investment income (loss)	$(722,740,175)	529,383,089

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

(9)FAIR VALUE MEASUREMENTS
Under ASC 820 Fair Value Measurement, a formal hierarchy and framework exists for measuring fair value and making disclosures about fair value measurements and the reliability of valuation inputs. Within the hierarchy, Level 1 instruments use observable market prices for the identical item in active markets and have the most reliable valuations. Level 2 instruments, of which there are none, are valued through broker/dealer quotation or through market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments, of which there are none, are valued using inputs not observable in an active market, such as entity-developed future cash flow estimates, and are considered the least reliable.
Following is a categorization of all Master Trust investments (see Note 8) by level within the ASC 820 fair value hierarchy. Investments valued based on the net asset value practical expedient are excluded from the fair value hierarchy. There were no asset transfers between levels during either year shown.

	September 30, 2023
	Level 1	Measured at NAV	Total

Mutual funds	$1,099,227,316	—	1,099,227,316
Collective funds and trusts	—	3,215,192,017	3,215,192,017
Emerson Common Stock Fund	526,638,941	—	526,638,941
Money market funds	263,870,529	—	263,870,529

Total	$1,889,736,786	3,215,192,017	5,104,928,803

	September 30, 2022
	Level 1	Measured at NAV	Total

Mutual funds	$1,049,153,773	—	1,049,153,773
Collective funds and trusts	—	3,206,527,460	3,206,527,460
Emerson Common Stock Fund	462,708,947	—	462,708,947
Money market funds	301,974,435	—	301,974,435

Total	$1,813,837,155	3,206,527,460	5,020,364,615

(10)SUBSEQUENT EVENTS
The Plan has evaluated subsequent events through March 21, 2024, the date the financial statements were available to be issued.

Supplemental Schedule
EMERSON ELECTRIC CO. EMPLOYEE SAVINGS INVESTMENT PLAN

Schedule of Assets Held (at End of Year) – Attachment for IRS Form 5500, Schedule H, Line 4i
As of September 30, 2023

	Identity of Issue	Investment Type	Cost***	Current Value**

*	Participant Loan Fund	Interest Rate Range: 3.25% - 9.63%**		$9,889,788

*	Party-in-Interest
**	Current value and the range of interest rates exclude participant loans deemed distributed in accordance with IRS Form 5500 instructions for Schedule H, Line 4i.
***	Cost excluded in accordance with IRS Form 5500 instructions for Schedule H, Line 4i.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Review Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

by:	/s/ Timothy Reeves
Timothy Reeves, on behalf of the
Management Review Committee
Date: March 21, 2024

EXHIBITS
(a) Exhibits (Listed by numbers corresponding to the Exhibit Table of Item 601 in Regulation S-K).

23	Consent of Independent Registered Public Accounting Firm